3K

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SECURI MISSION

02021164

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAY 15 2002 WASH, D.C. 155 SECTION

SEC FILE NUMBER
8-27743

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

P.B.E. Securities, Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 North Main Street
(No. and Street)

Pennington, New Jersey 08534
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter B. Eaton 1-609-737-8385
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. COHN LLP
(Name — if individual, state last, first, middle name)

Franklin Avenue at Highway 35, Ocean, NJ 07712
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

PS 6/02 VX 6/25

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter B. Eaton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P.B.E. Securities, Incorporated, as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company or any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of customer, except as follows:

Signature

CEO

Title

Notary Public

VELLETTA M. NOYES
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES SEPTEMBER 6, 2005

s report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of cash flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

r conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

P.B.E. SECURITIES, INCORPORATED

REPORT ON FINANCIAL STATEMENTS
(With Supplementary Information)

YEAR ENDED DECEMBER 31, 2001

P.B.E. SECURITIES, INCORPORATED

INDEX

FACING PAGE

* * *

J.H. COHN LLP

Accountants & Consultants

1405 Franklin Avenue • Ocean, NJ 07712 • 732-531-4500 • fax 732-531-6375 • www.jhcohn.com

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
P.B.E. Securities, Incorporated

We have audited the accompanying statement of financial condition of P.B.E. SECURITIES, INCORPORATED as of December 31, 2001, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P.B.E. Securities, Incorporated as of December 31, 2001, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Cohn, LLP

Ocean, New Jersey
January 29, 2002

P.B.E. SECURITIES, INCORPORATED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Certificate of deposit	$10,050
Accrued interest receivable	346
Due from related party	8,313
Total	$18,709

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities - income taxes payable	$ 240
Stockholder's equity:	
Common stock, no par value; 2,500 shares authorized; 120 shares issued and outstanding	12,000
Retained earnings	6,469
Total stockholder's equity	18,469
Total	$18,709

See Notes to Financial Statements.

P.B.E. SECURITIES, INCORPORATED

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

Revenue:	
Consulting fees	$3,000
Interest income	267
Total	3,267
Operating expenses	1,191
Income before income taxes	2,076
Provision for income taxes	200
Net income	$1,876

See Notes to Financial Statements.

P.B.E. SECURITIES, INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance, beginning of year	120	$12,000	$ 4,593	$16,593
Net income	___	______	1,876	1,876
Balance, end of year	120	$12,000	$ 6,469	$18,469

See Notes to Financial Statements.

P.B.E. SECURITIES, INCORPORATED

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Operating activities:	
Net income	$1,876
Adjustments to reconcile net income to net cash used in operating activities - changes in operating assets and liabilities:	
Accrued interest receivable	(345)
Due from related party	(1,349)
Income taxes payable	(260)
Net cash used in operating activities	(78)
Cash, beginning of year	78
Cash, end of year	$ -
Supplemental disclosure of cash flow information:	
Income taxes paid	$ 460

See Notes to Financial Statements.

Note 1 - Organization and summary of significant accounting policies:

Organization:

P.B.E. Securities, Incorporated (the "Company") operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 ("rule 15c3-3") of the Securities and Exchange Commission (the "SEC") and, accordingly, is exempt from the remaining pro-visions of rule 15c3-3. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

From time to time, the Company provides brokerage services in connection with the private placement of securities. The Company operates under the exemptive provisions of SEC rule 15c3-3(k)(2)(i). The Company does not carry customer accounts, take custody of securities or extend margin credit to any customers.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes:

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or credit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Deferred income taxes were not material at December 31, 2001.

Note 2 - Related party transactions:

Certain consulting services are performed for an affiliate which was billed $3,000 by the Company for these services. As of December 31, 2001, the amount due from the affiliate was unsecured, due on demand and noninterest bearing.

Note 3 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital in excess of requirements of $4,810. The Company's ratio of aggregate indebtedness to net capital ratio was .02 to 1.

* * *

P.B.E. SECURITIES, INCORPORATED

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Net capital - stockholder's equity	$18,469
Deduct nonallowable assets - accrued interest receivable and due from related party	8,659
Net capital	$ 9,810
Aggregate indebtedness - total liabilities	$ 240
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 5,000
Excess of net capital over minimum net capital	4,810
Excess net capital at 1,000%	$ 9,810
Ratio of aggregate indebtedness to net capital	.02 to 1

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Report of Independent Public Accountants.

P.B.E. SECURITIES, INCORPORATED

SCHEDULE II - STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2001

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(i) of that rule.

See Report of Independent Public Accountants.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Board of Directors
P.B.E. Securities, Incorporated

In planning and performing our audit of the financial statements and supplemental schedules of P.B.E. Securities, Incorporated (the "Company") as of and for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn, LLP

Ocean, New Jersey
January 29, 2002